COMMENTS RECEIVED ON AUGUST 1, 2006

FROM CHRISTIAN SANDOE

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Fifty

POST-EFFECTIVE AMENDMENT NO. 113

1. Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Table (prospectus and statement of additional information (SAI))

C: Please submit completed performance charts, fee table, financial highlights, portfolio manager compensation, and the trustee compensation table when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. "Investment Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that small-cap risk disclosure similar to that found in the Item 4 "Issuer-Specific Changes" risk disclosure be added to the Item 2 "Issuer-Specific Changes" risk disclosure.

R: We believe that the "Issuer-Specific Changes" disclosure in the Investment Summary section of the prospectus accurately and adequately summarizes the fund's principal investment risks pursuant to Item 2(c)(1)(i) of Form N-1A. While the risks of investing in smaller issuers may be relevant in the context of issuer-specific changes, investing in small cap stocks is not a principal investment strategy of the fund. Accordingly, we do not think the disclosure needs to be modified.

3. "Investment Summary" (prospectus)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified".

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms-would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. We do not think the disclosure needs to be modified; however, we would be happy to discuss the Staff's concerns regarding the disclosure in greater detail.

4. "Investment Details" (prospectus)

"Principal Investment Strategies"

" In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund. FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff states that these are not principal investment strategies and that they should be moved to a different section or removed.

R: We believe that the phrase "[i]n addition to the principal investment strategies discussed above" added to the disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus (except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the fund's strategies and propose to retain it in this section.

5. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.